Exhibit 12

LKQ CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)
(Unaudited)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Income before provision for income taxes and cumulative effect of change in accounting principle	$8,169	$18,268	$24,153	$33,857	$51,683

Fixed charges deducted from income:
Interest expense	5,004	2,913	2,074	1,551	2,228
Stockholder loan guarantee fee	241	160	—	—	—
Implicit interest in rents	2,642	2,750	2,841	3,332	4,449

	7,887	5,823	4,915	4,883	6,677

Earnings available for fixed charges	$16,056	$24,091	$29,068	$38,740	$58,360

Interest expense	$5,004	$2,913	$2,074	$1,551	$2,228
Stockholder loan guarantee fee	241	160	—	—	—
Implicit interest in rents	2,642	2,750	2,841	3,332	4,449

Total fixed charges	$7,887	$5,823	$4,915	$4,883	$6,677

Ratio of earnings to fixed charges	2.0	4.1	5.9	7.9	8.7